December 6, 2011	Jenner & Block LLP	Chicago
	1099 New York Avenue, NW	Los Angeles
	Suite 900	New York
	Washington, DC 20001	Washington, DC
Tel 202-639-6000
www.jenner.com

Max Webb, Assistant Director
Joseph Foti, Senior Assistant Chief Accountant	William L. Tolbert Tel 202 639-6038 Fax 202 661-4986 wtolbert@jenner.com
Linda Cvrkel, Branch Chief
Effie Simpson, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Mail Stop 3561

Re:	General Dynamics Corporation
Form 10-K for the year ended December 31, 2010
Filed February 18, 2011
File No. 1-03671

Dear Messrs. Webb, Foti, Ms. Cvrkel and Ms. Simpson:

On behalf of General Dynamics Corporation, we are providing, on a supplemental basis, our proposal for disclosure with respect to requests made by the Staff during our conference call on October 7, 2011 regarding comments 1 and 2 set forth in the Staffs letter dated June 3, 2011. We continue to believe that, since cost is a measure of progress on the majority of our contracts, a discussion of costs is duplicative of a discussion of revenues and therefore cost variances do not materially impact contract profitability in the absence of a change in our total estimated cost at contract completion. However, we understand the Staff’s views and intend to expand our disclosure in future filings and we have expanded our disclosure in our Form 10-Q filed on November 1, 2011.

Our expanded disclosure provides a separate discussion of our product and services revenues and the corresponding product and services operating costs. We have expanded our disclosure of product operating costs by providing a more detailed breakdown of selected components of product revenues and product operating costs in tabular format as suggested by the Staff. This tabular disclosure quantifies the changes in product operating costs. In addition, we have provided expanded narrative disclosure of the primary drivers for the changes identified and quantified in the tabular disclosure. Similarly, we have provided separate tabular disclosure that quantifies the changes in service operating costs and have provided expanded narrative disclosure of the primary drivers of those costs. In addition, the discussion provides greater disclosure regarding components leading to changes in those revenues and costs.

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

December 6, 2011

The following is our revised disclosure from the MD&A section of our third quarter Form 10-Q that incorporates these changes in response to the Staffs comments (additional disclosures are shown in italics):

Product Revenues and Operating Costs

Three Months Ended	October 3 2010	October 2 2011	Variance
Revenues	$5,290	$5,070	$(220)	(4.2)%
Operating costs	4,217	3,991	(226)	(5.4)%

Nine Months Ended	October 3 2010	October 2 2011	Variance
Revenues	$15,867	$15,186	$(681)	(4.3)%
Operating costs	12,690	12,005	(685)	(5.4)%

Product revenues were lower in the third quarter and first nine months of 2011 compared with the prior-year periods. The decrease in product revenues consisted of the following:

	Third Quarter	Nine Months
Tactical communication products	$(230)	$(385)
Ship construction	(124)	(244)
Aircraft manufacturing, outfitting and completions	89	3
Other, net	45	(55)

Total decrease	$(220)	$(681)

In the third quarter and first nine months of 2011, tactical communication products revenues decreased, particularly on ruggedized computing products, including the Common Hardware/Software III (CHS-3) program, driven by a slowed customer acquisition cycle and the delayed passage of the 2011 U.S.

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

December 6, 2011

defense budget. Revenues were also down on several ship construction programs, most significantly on the DDG-1000 and DDG-51 destroyer programs due to award delays and on the commercial product-carrier program, which was completed in 2010. Offsetting these decreases in the third quarter were higher Gulfstream aircraft manufacturing and outfitting revenues, largely the result of additional green aircraft deliveries. In the year-to-date period, higher green aircraft revenues were essentially offset by lower completions revenues at Jet Aviation as a result of delays on narrow- and wide-body commercial aircraft contracts and continued lower volume on business-jet aircraft manufactured by other OEMs.

Product operating costs were lower in the third quarter and first nine months of 2011 compared with the prior-year periods. The decrease in product operating costs consisted of the following:

	Third Quarter	Nine Months
Tactical communication products	$(232)	$(378)
Ship construction	(132)	(247)
Aircraft manufacturing, outfitting and completions	77	(17)
Other, net	61	(43)

Total decrease	$(226)	$(685)

The primary driver of the changes in product operating costs in the third quarter and first nine months of 2011 is volume. To a much lesser extent, operating costs were also impacted by several other factors. Tactical communications products operating costs also decreased as a result of initiatives that reduced overhead costs and lower warranty expenses. Ship construction operating costs also trended down as labor hours required to build later ships in a program decreased due to production efficiencies, particularly on the mature TAKE Navy ship contract. Offsetting these decreases, aircraft manufacturing, outfitting and completions operating costs increased due to labor-hour growth on narrow- and wide-body projects in Jet Aviation’s completions business.

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

December 6, 2011

Service Revenues and Operating Costs

Three Months Ended	October 3 2010	October 2 2011	Variance
Revenues	$2,721	$2,783	$62	2.3%
Operating costs	2,347	2,372	25	1.1%

Nine Months Ended	October 3 2010	October 2 2011	Variance
Revenues	$7,998	$8,344	$346	4.3%
Operating costs	6,861	7,143	282	4.1%

Service revenues increased in the third quarter and first nine months of 2011 compared with the prior-year periods. The increase in service revenues consisted of the following:

	Third Quarter	Nine Months
Aircraft services	$50	$145
Ship engineering and repair	45	140
Information technology (IT) services	11	209
Other, net	(44)	(148)

Total increase	$62	$346

In the third quarter and first nine months of 2011, the growing global installed base of business-jet aircraft and improving aircraft utilization resulted in higher aircraft services revenues in the Aerospace group. Revenues were also up on several U.S. Navy engineering and repair programs, most significantly on the next-generation ballistic-missile submarine (SSBN(X)) and on surface-ship repair programs. Additionally, growth in the first half of 2011 on IT support and modernization programs for the intelligence community and the Department of Defense, including the Walter Reed National Military Medical Center and Mark Center programs, resulted in higher year-to-date IT services revenues.

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

December 6, 2011

Service operating costs increased in the third quarter and first nine months of 2011 compared with the prior-year periods. The increase in service operating costs consisted of the following:

	Third Quarter	Nine Months
Aircraft services	$38	$130
Ship engineering and repair	42	126
IT services	3	205
Other, net	(58)	(179)

Total increase	$25	$282

Service operating costs increased in the third quarter and first nine months of 2011 due primarily to increased activity levels. Operating costs increased in the aircraft services business due primarily to higher customer demand. Higher labor hours on ship engineering and repair programs drove an increase in operating costs while increased volume of infrastructure material required under IT modernization contracts resulted in higher IT services operating costs. To a much lesser extent, operating costs also increased due to a higher allocation of overhead costs to Jet Aviation’s aircraft services work resulting from lower revenues in its completions business.

With respect to the requests regarding comment 3, as we informed the Staff, we continue to work on our response and continue to gather data in response to the Staff’s comments and points made during our October 7, 2011 conference call. We will provide the Staff with updates prior to the filing of our Form 10-K for the year ended December 31, 2011.

*        *        *

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the company’s filings; and that the company may not assert staff comments as a defense in any

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

December 6, 2011

proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. Please do not hesitate to contact me at (740) 633-9500 with any questions about these matters.

Sincerely,

/s/ William L. Tolbert, Jr.
William L. Tolbert, Jr.

cc:	L. Hugh Redd
Kimberly Kuryea

WLT:mjc